Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated February 8, 2018

Registration No. 333-205298

Supplementing the Preliminary

Prospectus dated February 8, 2018

and Prospectus dated June 26, 2015

SENIOR HOUSING PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated February 8, 2018 to the prospectus dated June 26, 2015.

PRICING TERM SHEET

Issuer:	Senior Housing Properties Trust

Security:	4.750% Senior Notes due 2028 (the “Notes”)

Ranking:	Senior Unsecured

Format:	SEC Registered

Expected Ratings:	Baa3 / BBB- (Moody’s / S&P). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	February 8, 2018

Settlement Date:	February 12, 2018

Principal Amount:	$500,000,000

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2018

Maturity Date:	February 15, 2028

Benchmark Treasury:	2.250% U.S. Treasury due November 15, 2027

Benchmark Treasury Price and Yield:	94-25 / 2.866%

Spread to Benchmark Treasury:	+ 210 basis points

Yield to Maturity:	4.966%

Coupon (Interest Rate):	4.750% per annum

Price to Public:	98.312% of principal amount of the Notes, plus accrued interest, if any, from February 12, 2018

Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 35 basis points. If the notes are redeemed on or after August 15, 2027 (six months prior to the stated maturity of the Notes), the make-whole amount will be zero.

CUSIP / ISIN:	81721M AM1 / US81721MAM10

Joint Book-Running Managers:	BBVA Securities Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Regions Securities LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BMO Capital Markets Corp. Fifth Third Securities, Inc. FTN Financial Securities Corp Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus dated June 26, 2015 and a preliminary prospectus supplement dated February 8, 2018) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BBVA Securities Inc. toll-free at 1-800-422-8692, Mizuho Securities USA LLC toll-free at 1-866-271-7403, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.